UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

C601, Gazelle Valley, No.69 Jinye Road.

Xi’an Hi-tech Zone, Xi’an, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On June 23, 2021, Bon Natural Life Limited, a Cayman Islands corporation (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Newbridge Securities Corporation, US Tiger Securities, Inc., and R. F. Lafferty & Co., Inc., as representatives of the underwriters, pursuant to which the Company agreed to sell to the underwriters in a firm commitment underwritten public offering (the “Offering”) an aggregate of 2,200,000 shares of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), at a public offering price of $5.00 per share. The Company has also granted the underwriters a 45-day option to purchase up to an additional 330,000 Ordinary Shares to cover over-allotments, if any. The Offering is expected to close on June 28, 2021.

The Ordinary Shares were offered by the Company pursuant to: (1) a registration statement on Form F-1, as amended (File No. 333-251182), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on June 23, 2021; and (2) an additional registration statement on Form F-1 to upsize the Offering, which was filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and became effective on June 23, 2021. A final prospectus relating to this Offering will be filed with the Commission.

The net proceeds to the Company from the Offering, after deducting commissions, fees, and expenses, are expected to be approximately $9,187,117. The Company anticipates using the net proceeds from the Offering to expand its production capacity, to expand its sales and distribution network, for research and development, and for general working capital.

The Underwriting Agreement contains customary representations and warranties that the parties made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On June 23, 2021, we released the press release furnished herewith as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2021	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu Chairman and Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
1.1	Underwriting Agreement
99.1	Press Release

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